SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                                   Jamba, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    47023A101
                                    ---------
                                 (CUSIP number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                November 29, 2006
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 19 Pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 2 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Tudor Investment Corporation
         22-2514825
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER            9,706,948 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER       9,706,948 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,706,948 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         18.5% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 3 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Paul Tudor Jones, II

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER           10,583,334 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER      10,583,334 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,583,334 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         20.2% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 4 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         James J. Pallotta

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                233,337 (see Item 5)
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER           10,583,334 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER           233,337 (see Item 5)
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER      10,583,334 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,816,671 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         20.6% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 5 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         The Tudor BVI Global Portfolio Ltd.
         98-0223576
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER            1,631,994 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER       1,631,994 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,631,994 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         3.1% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 6 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Tudor Proprietary Trading, L.L.C.
         13-3720063
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER              876,386 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER         876,386 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         876,386 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         1.7% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 7 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         The Altar Rock Fund L.P.
         06-1558414
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER               72,136 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER          72,136 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         72,136 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         0.1% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 8 of Pages 19
-------------------------                               ------------------------

--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         The Raptor Global Portfolio Ltd.
         98-0211544
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group     (a)  |_|
         (See Instructions)                                   (b)  |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)_________
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------

NUMBER OF             7.   SOLE VOTING POWER                      0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER            8,002,818 (see Item 5)
OWNED BY EACH         ----------------------------------------------------------
REPORTING             9.   SOLE DISPOSITIVE POWER                 0
PERSON WITH           ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER       8,002,818 (see Item 5)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,002,818 (see Item 5)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  X
                             -
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         15.2% (see Item 5)
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 9 of Pages 19
-------------------------                               ------------------------


ITEM 1.  Security and Issuer

         The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock" or the "Shares"), of Jamba, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 1700 17th Street, San Francisco, CA 94103.

         This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  Identity and Background.

         This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

              (i) Tudor Investment Corporation ("TIC"), a Delaware corporation.

              (ii)   Paul Tudor Jones, II ("Jones"), a citizen of the United
                     States.

              (iii) James J. Pallotta ("Pallotta"), a citizen of the United States.

              (iv) The Tudor BVI Global Portfolio Ltd. ("BVI"), a Cayman Islands company.

              (v) Tudor Proprietary Trading, L.L.C. ("TPT"), a Delaware limited liability company.

              (vi) The Raptor Global Portfolio Ltd. ("Raptor"), a Cayman Islands corporation.

              (vii) The Altar Rock Fund L.P. ("Altar Rock" and together with TIC, Jones, Pallotta, BVI, TPT, and Raptor, the "Group" or the "Reporting Persons" and each a "Reporting Person"), a Delaware limited partnership.

         TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

         The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

         The principal employment of Pallotta is as Vice Chairman of TIC of which he is a Portfolio Manager and may be deemed to have voting and investment authority with respect to the securities of the Company.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 10 of Pages 19
-------------------------                               ------------------------


         Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

         TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

         The business address of TIC, Jones, TPT, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Pallotta is c/o Tudor Investment Corporation, 50 Rowes Wharf, Boston, MA 02110. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, BVI, or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

         During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         On November 29, 2006 (the "Effective Date"), the Company (formerly known as Services Acquisition Corp.) and Jamba Juice Company completed a merger (the "Merger"), and the common stock, warrants, and units (the "Securities") of the Company were listed on the NASDAQ Global Market.

         The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The sources of funds used to purchase shares of Common Stock (the "Shares") by each of the Reporting Persons (except Mr. Pallotta) were (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 11 of Pages 19
-------------------------                               ------------------------


         The source of funds to purchase the Shares by Mr. Pallotta were his personal assets.

ITEM 4.  Purpose of Transactions.

         Each of Mr. Pallotta, BVI, TPT, Raptor and Altar Rock initially acquired the Securities for investment purposes. Each of such Reporting Person intends to continue to evaluate their respective investments in the Securities based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional Securities or other securities of the Company, (ii) dispose of Securities or other securities of the Company, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Securities or other securities of the Company. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

         Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

         On November 29, 2006, BVI purchased 1,439,238 shares of Common Stock, TPT purchased 772,876 shares of Common Stock, Raptor purchased 7,057,604 shares of Common Stock, and Altar Rock purchased 63,616 shares of Common Stock.

         In addition, prior to the Merger the Reporting Persons owned units of the Company, which are equal to one share of Common Stock and one warrant to purchase Common Stock (the "Units"). As a result, BVI owned 96,378 shares of Common Stock and 96,378 warrants to purchase Common Stock, TPT owned 51,755 shares of Common Stock and 51,755 warrants to purchase Common Stock, Raptor owned 472,607 shares of Common Stock and 472,607 warrants to purchase Common Stock, and Altar Rock owned 4,260 shares of Common Stock and 4,260 warrants to purchase Common Stock. The warrants to purchase Common Stock (the "Warrants") are immediately exercisable into Common Stock upon registration of such shares with the Securities and Exchange Commission.

         Assuming conversion by each of BVI, TPT, Raptor and Altar Rock of the Warrants, such Reporting Persons hold approximately 3.1%, 1.7%, 15.2% and 0.1% of the Common Stock, respectively.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 12 of Pages 19
-------------------------                               ------------------------


         On November 29, 2006, Mr. Pallotta purchased 233,337 shares of Common Stock, which are directly beneficially owned by Mr. Pallotta.

         Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Securities owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Jones may be deemed to beneficially own the Securities deemed beneficially owned by each such Reporting Person. Because Pallotta is a portfolio manager of TIC and TPT with respect to the Securities and may be deemed to have voting and investment authority with respect to the Securities of the Company, Mr. Pallotta may be deemed to beneficially own the Securities deemed beneficially owned by each such Reporting Person.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

         The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

         Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Each of the Reporting Persons entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of March 10, 2006, with the Company in the form attached hereto as Exhibit 99.1 (which is hereby incorporated by reference herein). Subject to certain limitations as set forth in the Registration Rights Agreement, the Company is required to file with the Securities and Exchange Commission (the "SEC") a "shelf" registration statement with respect to the Common Stock owned by the Reporting Persons for an offering to be made on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, and to keep such registration effective as more fully described in the Registration Rights Agreement.

ITEM 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement on
Schedule 13D:

         Exhibit 99.1. Registration Rights Agreement, dated as of March 10, 2006, by and among the Company and the Stockholders named therein.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 13 of Pages 19
-------------------------                               ------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                       Dated:December 8, 2006


                                         TUDOR INVESTMENT CORPORATION


                                         By:  \s\ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director


                                         \s\ Paul Tudor Jones, II
                                         ---------------------------------------
                                         Paul Tudor Jones, II


                                         \s\ James J. Pallotta
                                         ---------------------------------------
                                         James J. Pallotta


                                         THE TUDOR BVI GLOBAL PORTFOLIO LTD.
                                         By:  Tudor Investment Corporation,
                                                its trading advisor


                                         By:  \s\ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director


                                         TUDOR PROPRIETARY TRADING, L.L.C.


                                         By:  \s\ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 14 of Pages 19
-------------------------                               ------------------------


                                         THE RAPTOR GLOBAL PORTFOLIO LTD.
                                         By:  Tudor Investment Corporation,
                                                its investment adviser


                                         By:  \s\ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director


                                         THE ALTAR ROCK FUND L.P.
                                         By:  Tudor Investment Corporation,
                                                its general partner


                                         By:  \s\ Stephen N. Waldman
                                              ----------------------------------
                                              Stephen N. Waldman
                                              Managing Director

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 15 of Pages 19
-------------------------                               ------------------------


                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.       Tudor Investment Corporation

              The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the King Street address of TIC set forth under Item 2 of this Schedule 13D, (iii) such person is a citizen of the United States and
(iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              ---------------------

Paul Tudor Jones, II*             Chairman of the Board, Chief Executive Officer
                                  of TIC.

Mark F. Dalton                    Vice Chairman, Director, and President of TIC.

John G. Macfarlane, III           Director, Chief Operating Officer and Managing
                                  Director of TIC.

James J. Pallotta**               Vice Chairman, Director, and Managing Director
                                  of TIC. Principal business address at Tudor
                                  Investment Corporation, 50 Rowes Wharf, 6th
                                  Floor, Boston, MA 02110.

Andrew S. Paul                    Director, Managing Director, General Counsel
                                  and Corporate Secretary of TIC.

Robert P. Forlenza                Director and Managing Director of TIC.
                                  Principal business address at Tudor Investment
                                  Corporation, 50 Rowes Wharf, 6th Floor,
                                  Boston, MA 02110.

John R. Torell                    Director, Managing Director and Chief
                                  Financial Officer of TIC.

--------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

** See Item 5 of this Schedule 13D for a discussion of Mr. Pallotta's potential beneficial ownership of Common Stock.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 16 of Pages 19
-------------------------                               ------------------------


Mark V. Houghton-Berry            Director of TIC; Managing Director of Tudor
                                  Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17
                                  5XT, England.

                                  Mr. Houghton-Berry is a citizen of the United Kingdom.

Mark Nicholson                    Director of TIC; Chief Executive Officer of
                                  Tudor Capital Australia Pty. Ltd., an
                                  affiliate of TIC located at Suite 11, 2-3
                                  Shore Building, 13 Hickson Road, Sydney NSW,
                                  Australia 2000.

                                  Mr. Nicholson is a citizen of Australia.

Richard L. Fisher                 Director of TIC. Mr. Fisher is Managing
                                  Director of Investments and Acquisitions and a Managing Director of Dunavant Enterprises,
                                  Inc., 3797 Getwell Road, Memphis, TN 38118.

II.      Tudor Proprietary Trading, L.L.C.

              The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TPT is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              ---------------------

Paul Tudor Jones, II*             Chairman of the Board, Chief Executive Officer
                                  of TIC.

Mark F. Dalton                    Vice Chairman, Director and President of TIC.

John G. Macfarlane, III           Director, Chief Operating Officer and Managing
                                  Director of TIC.

Andrew S. Paul                    Director, Managing Director, General Counsel
                                  and Corporate Secretary of TIC.



--------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

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   CUSIP No. 47023A101                13D                  Page 17 of Pages 19
-------------------------                               ------------------------


                                  Principal Occupation/
Name                              Business Address
----                              ---------------------

John R. Torell                    Director, Managing Director and Chief
                                  Financial Officer of TIC.

Robert P. Forlenza                Director and Managing Director of TIC.
                                  Principal business address at Tudor Investment
                                  Corporation, 50 Rowes Wharf, 6th Floor,
                                  Boston, MA 02110.

Mark V. Houghton-Berry            Director of TIC; Managing Director of Tudor
                                  Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey KT17
                                  5XT, England.

                                  Mr. Houghton-Berry is a citizen of the United Kingdom.

III.     The Raptor Global Portfolio Ltd.

              The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              ---------------------

InterCaribbean Services Ltd.      Director of Raptor and other non-U.S.
                                  investment funds. The principal place of business of Kaya Flamboyan 9, Curacao,
                                  Netherlands Antilles.

Karl Erbo Graf Kageneck           Director of Raptor and other non-U.S.
                                  investment funds. Managing Partner of
                                  Jargonnant Partners S.A.R.L., an international real estate advisory and management firm with offices in Munich, Germany; Geneva,
                                  Switzerland; and Luxembourg.

                                  Mr. Kageneck is a citizen of Germany.

David d'Ambrumenil                Director of Raptor and other non-U.S.
                                  investment funds. Chairman of Lionspring
                                  Enterprises Limited, a privately held
                                  consulting firm in London, England

                                  Mr. d'Ambrumenil is a citizen of Great
                                  Britain.

Jean-Pierre Jacquemoud            Director of Raptor and other non-U.S.
                                  investment funds. Attorney, Jacquemoud &
                                  Stanislas, 2, rue Bellow, Geneva 1206,
                                  Switzerland.

                                  Mr. Jacquemoud is a citizen of Switzerland.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 18 of Pages 19
-------------------------                               ------------------------


Ben C. Grigsby                    Director of Raptor and other non-U.S.
                                  investment funds. Mr. Grigsby was formerly the CEO of Swiss Re Capital Management and
                                  Advisory, Tokai Bank Europe, and Barclays de
                                  Zoete Wedd. Mr. Grigsby resides in both
                                  Virginia and the United Kingdom.

                                  Mr. Grigsby is a citizen of the United Kingdom and the United States of America.


IV.      The Tudor BVI Global Portfolio Ltd.

              The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of BVI is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              ---------------------

InterCaribbean Services Ltd.      Director of BVI and other non-U.S. investment
                                  funds. The principal place of business of Kaya
                                  Flamboyan 9, Curacao, Netherlands Antilles.

Karl Erbo Graf Kageneck           Director of BVI and other non-U.S. investment
                                  funds. Managing Partner of Jargonnant Partners
                                  S.A.R.L., an international real estate
                                  advisory and management firm with offices in Munich, Germany; Geneva, Switzerland; and
                                  Luxembourg.

                                  Mr. Kageneck is a citizen of Germany.

David d'Ambrumenil                Director of BVI and other non-U.S. investment
                                  funds. Chairman of Lionspring Enterprises
                                  Limited, a privately held consulting firm in London, England

                                  Mr. d'Ambrumenil is a citizen of Great
                                  Britain.

Jean-Pierre Jacquemoud            Director of BVI and other non-U.S. investment
                                  funds. Attorney, Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206, Switzerland.

                                  Mr. Jacquemoud is a citizen of Switzerland.

-------------------------                               ------------------------
   CUSIP No. 47023A101                13D                  Page 18 of Pages 19
-------------------------                               ------------------------


Ben C. Grigsby                    Director of BVI and other non-U.S. investment
                                  funds. Mr. Grigsby was formerly the CEO of Swiss Re Capital Management and Advisory,
                                  Tokai Bank Europe, and Barclays de Zoete Wedd.
                                  Mr. Grigsby resides in both Virginia and the United Kingdom.

                                  Mr. Grigsby is a citizen of the United Kingdom and the United States of America.